NEWS RELEASE

INTEROIL EXTENDS LNG PROJECT AGREEMENTS WITH MITSUI

Port Moresby and Houston, TX – June 29, 2012 – InterOil Corporation (NYSE:IOC) (POMSoX:IOC) (“InterOil”) On March 30, 2012, InterOil indicated additional amendments to extend the Joint Venture Operating Agreement (“JVOA”) for the Company’s proposed Condensate Stripping Plant (“CSP”) with Mitsui & Co., Ltd. (“Mitsui”), and associated agreements to December 31, 2012 were being contemplated. Today InterOil announced that it has entered into such agreements to extend the dates by which certain conditions are to be met and Final Investment Decisions (FID) made in LNG project agreements with Mitsui until December 31, 2012.

The JVOA for the Company’s proposed CSP with Mitsui and associated agreements, have been amended so that the time allowed for FID has been extended until December 31, 2012. The JVOA sets out the rights and obligations of the participants of the joint venture to develop a CSP at InterOil’s Elk and Antelope field site in Gulf Province, Papua New Guinea.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea. InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1 281-292-1800	Phone: +1 281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, statements concerning business plans and strategies, including those to develop a CSP, and the timing of a FID These statements are based on the terms of the amended JVOA and associated agreements and on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including its exploration activities to date. No assurances can be given however, that these events will occur, including, in particular the development of the proposed CSP. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. In addition, there is no guarantee that the Triceratops-2 well will ultimately be successful.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.